SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
SWIFT TRANSPORTATION CO., INC.
(Name of the Issuer)
SWIFT TRANSPORTATION CO., INC.
SAINT CORPORATION
JERRY MOYES
VICKIE MOYES
THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87
THE MOYES CHILDREN’S LIMITED PARTNERSHIP
SME INDUSTRIES, INC.
VJM INVESTMENTS, L.L.C.
THE TODD MOYES TRUST DATED APRIL 27, 2007
THE HOLLIE MOYES TRUST DATED APRIL 27, 2007
THE CHRIS MOYES TRUST DATED APRIL 27, 2007
THE LYNDEE MOYES NESTER TRUST DATED APRIL 27, 2007
THE MARTI LYN MOYES TRUST DATED APRIL 27, 2007
THE MICHAEL J. MOYES TRUST DATED APRIL 27, 2007

(Names of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
870756103

(CUSIP Number of Class of Securities)

Swift Transportation Co., Inc.	Saint Corporation	The Moyes Children’s Limited
2200 South 75th Avenue	Saint Acquisition Corporation	Partnership
Phoenix, Arizona 85043	Jerry Moyes	2710 E. Old Tower Road
Attn: Robert Cunningham	Vicki Moyes	Phoenix, Arizona 85034
(623) 907-7503	The Jerry and Vickie Moyes Family	Attn: Michael Moyes
	Trust Dated 12/11/87	(602) 273-3770
SME Industries, Inc.
VJM Investments, L.L.C.
2710 E. Old Tower Road
Phoenix, Arizona 85034
Attn: Jerry Moyes
(602) 273-3770

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Sullivan & Cromwell LLP	Skadden, Arps, Slate, Meagher & Flom LLP	Squire, Sanders & Dempsey L.L.P.
125 Broad Street	Four Times Square	40 N. Central Ave.
New York, New York 10004	New York, New York 10036-6522	Phoenix, Arizona 85004
Attn: Stephen M. Kotran, Esq.	Attn: Stephen F. Arcano, Esq.	Attn: Christopher D. Johnson, Esq.
Attn: Brian E. Hamilton, Esq.	Attn: Richard J. Grossman, Esq.	(602) 528-4000
(212) 558-4000	(212) 735-3000

Snell & Wilmer	Scudder Law Firm P.C., L.L.O.
One Arizona Center	411 South 13th Street, 2nd Floor
Phoenix, Arizona 85004-2202	Lincoln, Nebraska 68508
Attn: Steven D. Pidgeon, Esq.	Attn: Earl Scudder, Esq.
Attn: John Dorris, Esq.	Attn: Mark Scudder, Esq.
(602) 382-6000	(402) 435-3223
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	$2,411,833,066	Amount of filing fee $	$258,066

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $258,066 was determined based upon the sum of (a) the product of 75,224,991 outstanding shares of Common Stock and restricted stock units and the merger consideration of $31.55 per share (equal to $2,373,348,466) and (b) the product of 3,634,051 options to purchase shares of Common Stock with an exercise price of less than $31.55 and $10.59 (which is the difference between $31.55 and the weighted average exercise price per share (equal to $38,484,600)). In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.000107 by the aggregate merger consideration, calculated pursuant to the foregoing sentence, of $2,411,833,066.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$258,066	Filing Party:	Swift Transportation Co., Inc.

Form or Registration No.:	Schedule 14A	Date Filed:	February 14, 2007

Introduction
This Amendment No. 4 to Rule 13e-3 Transaction Statement (the “Final Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Swift Transportation Co., Inc., a Nevada corporation (“Swift” or the “Company”), Saint Corporation, a Nevada corporation (“Parent”), Jerry Moyes, Vickie Moyes, The Jerry and Vickie Moyes Family Trust Dated 12/11/87 (“Family Trust”), The Moyes Children’s Limited Partnership, SME Industries, Inc., VJM Investments, L.L.C., the Todd Moyes Trust dated April 27, 2007, the Hollie Moyes Trust dated April 27, 2007, the Chris Moyes Trust dated April 27, 2007, the Lyndee Moyes Nester Trust dated April 27, 2007, the Marti Lyn Moyes Trust dated April 27, 2007 and the Michael J. Moyes Trust dated April 27, 2007 (collectively, the “Filing Persons”). The Todd Moyes Trust dated April 27, 2007, the Hollie Moyes Trust dated April 27, 2007, the Chris Moyes Trust dated April 27, 2007, the Lyndee Moyes Nester Trust dated April 27, 2007, the Marti Lyn Moyes Trust dated April 27, 2007 and the Michael J. Moyes Trust dated April 27, 2007 (each a “Child’s Trust”, and collectively, the “Children’s Trusts”), are Filing Persons as a result of the distribution of the shares of Company’s common stock by The Moyes Children’s Limited Partnership described in Item 15. As a result of the Merger (defined below), Saint Acquisition Corporation, a Nevada corporation (“MergerCo”), which has signed prior Amendments to this Rule 13e-3 Transaction Statement, ceased to exist and consequently is not filing this Final Amendment.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
All information contained in, or incorporated by reference into, this Final Amendment concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
The filing of this Final Amendment shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3.
Item 10. Source and Amounts of Funds or Other Consideration
Item 10 (a)-(d) is hereby amended and supplemented as follows:
     On May 10, 2007, in connection with the consummation of the Merger (as defined below), Swift entered into a $2.17 billion senior secured credit agreement (“Credit Agreement”) consisting of $1.72 billion first lien term loan b and a $300 million revolving credit facility and a $150 million synthetic letter of credit facility. Also in connection with the consummation of the Merger, Swift issued (in a private transaction pursuant to Rule 144A) $835 million of second priority senior secured notes (“Notes”) in two tranches ($595 million of 12.5% fixed rate notes due 2017 and $240 million of floating rate notes due 2015) under separate indentures (“Indentures”). The proceeds of the Credit Agreement and the Notes offering will be used to fund the payment of the merger consideration under the Merger Agreement, pay fees and expenses, refinance existing corporate and personal debt, and for ongoing working capital and general corporate needs for the operation of Swift following the Merger.
     The foregoing summary of the Credit Agreement and the Notes does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement and the Indentures, which are attached as Exhibits hereto and incorporated by reference in their entirety into this Item 10.

Item 15. Additional Information
Item 15(b) is hereby amended and supplemented as follows:
     On April 27, 2007, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 19, 2007, by and among the Company, Parent and MergerCo.
     On May 9, 2007, the Moyes Children’s Limited Partnership distributed all of its shares of the Company’s common stock to the Children’s Trusts and entered into an assignment agreement, dated May 9, 2007, pursuant to which the Moyes Children’s Limited Partnership assigned to the Children’s Trusts its rights and obligations under the Rollover Equity Commitment Letter, dated as of January 19, 2007. Immediately thereafter, in furtherance of the Merger and in accordance with the Assignment Agreement, each Children’s Trust contributed its shares of the Company’s common stock to Parent in exchange for shares of Parent common stock. Accordingly, the Children’s Trusts were added as Filing Persons to this Final Amendment. Also on May 9, 2007, VJM Investments, L.L.C. distributed all of its shares of the Company’s common stock pro-rata to its members: (i) the Family Trust, (ii) an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich (the “Ehrlich Trust”), (iii) the Kylie Hope Sorma Irrevocable Trust and (iv) the Tyler Chase Irrevocable Trust. As a result of the Merger, the shares of the Company’s common stock held by the Ehrlich Trust, the Kylie Hope Sorma Irrevocable Trust and the Tyler Chase Irrevocable Trust, were automatically converted into the right to receive the Merger Consideration (defined below). The shares of the Company’s common stock held by the Family Trust were prior to the effective time of the Merger contributed to Parent in exchange for shares of Parent common stock, and, as a result of the Merger, such shares of the Company’s common stock were cancelled and ceased to exist.
     On May 10, 2007, the Company filed a Certificate of Merger with the Secretary of State of the State of Nevada, pursuant to which MergerCo was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the separate corporate existence of MergerCo ceased and the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of common stock of the Company, other than shares held in the treasury of the Company and shares owned by Parent immediately prior to the effective time of the Merger, was automatically converted into the right to receive $31.55 in cash, without interest (“Merger Consideration”). On May 10, 2007, the Company announced the consummation of the above described transaction in a press release, which is attached hereto as an Exhibit and is incorporated by reference in its entirety into this Item 15.
     As a result of the Merger, the Company’s common stock will cease to trade on NASDAQ as of the close of trading on May 10, 2007. On May 10, 2007, NASDAQ filed a Form 25 to delist the Company’s common stock. The Company expects to file a Form 15 on or about May 21, 2007, thus suspending the Company’s reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.
Item 16. Exhibits
Item 16 is amended and supplemented by the addition of the following exhibits thereto:

(a)(5)	Press Release issued by the Company, dated May 10, 2007.

(b)(2)	Credit Agreement, dated May 10, 2007, by and among MergerCo, Swift Transportation Co., Inc., Swift, Parent, as guarantor, Morgan Stanley Senior Funding, Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc., as co-syndication agents, LaSalle Bank National Association, as documentation agent, and Morgan Stanley Senior Funding, Inc. as administrative agent.

(b)(3)	Indenture for the 12.5% Fixed Rate Notes due 2017, dated May 10, 2007, by and among MergerCo, Parent, Swift, certain Subsidiary Guarantors and U.S. Bank National Association, as trustee.

(b)(4)	Indenture for the Floating Rate Notes due 2015, dated May 10, 2007, by and among MergerCo, Parent, Swift, certain Subsidiary Guarantors and U.S. Bank National Association, as trustee.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 10, 2007

SWIFT TRANSPORTATION CO., INC.

	By:	/s/ Robert T. Goates
	Name:	Robert T. Goates
	Title:	President

SAINT CORPORATION

	By:	/s/ Jerry Moyes
	Name:	Jerry Motes
	Title:	Chief Executive Officer and President

JERRY MOYES

	By:	/s/ Jerry Moyes

VICKIE MOYES

	By:	/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Co-Trustee

	By:	/s/ Vickie Moyes
	Name:	Vickie Moyes
	Title:	Co-Trustee

THE MOYES CHILDREN’S LIMITED PARTNERSHIP

	By:	/s/ Michael Moyes
	Name:	Michael Moyes
	Title:	General Partner

SME INDUSTRIES, INC.

	By:	/s/ Jerry Moyes
	Name:	Jerry Moyes
	Title:	Chairman

VJM INVESTMENTS, L.L.C.

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Manager

TODD MOYES TRUST DATED APRIL 27, 2007
/s/ Michael Moyes

Name:	Michael Moyes
Title:	Trustee

HOLLIE MOYES TRUST DATED APRIL 27, 2007
/s/ Michael Moyes

Name:	Michael Moyes
Title:	Trustee

CHRIS MOYES TRUST DATED APRIL 27, 2007
/s/ Michael Moyes

Name:	Michael Moyes
Title:	Trustee

LYNDEE MOYES NESTER TRUST DATED APRIL 27, 2007
/s/ Michael Moyes

Name:	Michael Moyes
Title:	Trustee

MARTI LYN MOYES TRUST DATED APRIL 27, 2007
/s/ Michael Moyes

Name:	Michael Moyes
Title:	Trustee

MICHAEL J. MOYES TRUST DATED APRIL 27, 2007
/s/ Lyndee Nester Moyes

Name:	Lyndee Moyes Nester
Title:	Trustee

MICHAEL MOYES
/s/ Michael Moyes

LYNDEE MOYES NESTER
/s/ Lyndee Nester Moyes